Exhibit 99.1

Tiziana Responds to UK Call for Development of Innovative ‘Take Home’ Treatments for COVID-19 Disease

NEW YORK & LONDON, June 17, 2021 — Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS), a biotechnology company focused on innovative therapeutics for oncology, neurology, inflammation and infectious diseases announces that it has submitted a grant to the United Kingdom COVID Therapeutics Advisory Panel (UK-CTAP) to support further clinical development of nasally administered Foralumab, a fully human anti-CD3 monoclonal antibody, as an innovative ‘Take Home’ approach for treatment of non-hospitalized patients with COVID-19. This is in response to a call from the UK government for proposals to study therapies that can be delivered at home and avoid hospitalization of patients.

Nasal administration of Foralumab is a highly innovative approach to treat patients with autoimmune diseases where the immune system may be dysregulated. Several studies have suggested that there is dysregulation in the immune system of patients with Covid-19 disease. Previously, we announced the successful completion of a clinical study with nasally administered Foralumab in patients with COVID-19 in Brazil. Results from this study demonstrated that the treatment induced immunomodulatory effects capable of providing clinical benefit to Covid-19 patients. Importantly, the direct delivery of Foralumab using a nasal spray ‘Take Home’ device to the nasal passage and respiratory tract rapidly suppressed lung inflammation, as evident from CT scans and reduced systemic markers of inflammation including interleukin-6 and C-reactive protein (https://www.tizianalifesciences.com/news-item?s=2021-02-02-tiziana-reports-positive-data-from-the-clinical-study-of-nasal-administration-with-foralumab-its-proprietary-fully-human-anti-cd3-monoclonal-antibody-in-covid-19-patients-in-brazil).These clinical results warrant further clinical development of nasally administered Foralumab in patients with Covid-19.

Separately, Tiziana Life Sciences is also completing processes to initiate another clinical trial in COVID-19 hospitalized patients in Brazil. The objective of this study is to evaluate whether nasally administered Foralumab could be useful for hospitalized patients with severe inflammation. Since, nasal administration with Foralumab is an immunomodulatory approach, it is possible that this ‘Take Home’ treatment approach could be useful for treatment of other COVID-19 variants, including the variants identified in South Africa, Brazil, the UK and the Delta variant in India.

About Tiziana Life Sciences

Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS) is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib (a CDK inhibitor being developed in oncology), the Company is also developing Foralumab in COVID-19, multiple sclerosis, and Crohns Disease. Foralumab is the only second generation fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn's disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammatory pulmonary diseases.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

United States:

Investors:

Dave Gentry, CEO

RedChip Companies Inc.	407-491-4498

dave@redchip.com